VIA EDGAR

September 27, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn:	Laura Pierce
Janet Woo

Re:	Iveda Solutions, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 19, 2024
File No. 001-41345

To Whom It May Concern:

Iveda Solutions, Inc.. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated September 25, 2024 regarding the Company’s Preliminary Proxy Statement filed on September 19, 2024 (the “Preliminary Proxy”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Preliminary Proxy Statement on Schedule 14A filed September 19, 2024
Proposal 4, page 21

1.	We note your disclosure that the purpose of increasing the number of authorized shares of your capital stock is to give you greater flexibility for “future general corporate needs.” We also note that the security issuance contemplated in Proposal 5 would not be possible without increasing the number of authorized shares. Please revise to disclose whether this proposal is being put forth in order to facilitate the issuance of securities pursuant to the Securities Purchase Agreement.

There is no requirement in the Securities Purchase Agreement or any of the other transaction documents for the Company to increase the number of authorized shares. As a result of the Company’s recent reverse stock split, in which it reduced its corresponding number of authorized shares of common stock, the Company is seeking approval to increase the number of authorized shares for future issuances. The Company currently has enough authorized shares to complete the issuance of all securities in the transaction and as set forth in Proposal 5. Specifically, as of the date hereof, the Company’s current available shares of common stock is as follows:

Shares of Common Stock
Authorized	4,687,500
Outstanding	2,258,737
Outstanding Options	146,156
Outstanding Warrants Prior to Transaction	585,197
Pre-funded Warrants	400,000
Series A Warrants	625,000
Series B Warrants	625,000
Underwriter Warrants	46,875
Shares Available	535

U.S. Securities & Exchange Commission

September 27, 2024

General

2.	Your disclosure on the cover regarding the securities to be issued in Proposal 5 is not consistent with the number of securities disclosed on page 23. Please revise to provide consistent disclosure regarding the number and class of securities to be issued.

The Company will revise the disclosure on page 23 of the Preliminary Proxy to read as follows:

Overview

We are asking stockholders to approve, for purposes of complying with Nasdaq Listing Rule 5635(d), the issuance of: (i) 625,000~~5,000,000~~ Series A Common Stock Purchase Warrants; (ii) 625,000~~5,000,000~~ Series B Common Stock Purchase Warrants; (iii) up to 625,000~~5,000,000~~ shares of Company common stock upon the exercise of Series A warrants; (iv) and up to 625,000~~5,000,000~~ shares of Company common stock upon the exercise of Series B warrants issued on September 6, 2024, subject to shareholder approval (the “Nasdaq Approval”).

3.	We note that if all of the shares underlying warrants are issued, the institutional investor will control a majority of your voting power. Please revise to disclose the change in control that may result from approval of the security issuance. Please identify the institutional investor and provide more prominent disclosure about dilution to other shareholders. In addition, please disclose Nasdaq Listing Rules 5635(b) as additional grounds requiring you to obtain shareholder approval for the security issuance.

Each of the warrants that the institutional investor was issued contains a Beneficial Ownership Limitation provision that limits the number of warrants the investor may exercise such that the investor could never own in excess of 9.99% of the number of the Company’s outstanding shares of Common Stock following such exercise. Accordingly, there can be no change of control as a result of the investor’s exercise of warrants and Nasdaq Listing Rules 5635(b) is inapplicable.

U.S. Securities & Exchange Commission

September 27, 2024

We thank the Staff for its review of the foregoing and the Preliminary Proxy. If you have further comments, please feel free to contact our counsel at pcampitiello@mccarter.com or by telephone at (732) 867-9741.

Very truly yours,

IVEDA SOLUTIONS INC.

By:	/s/ David Ly
Name:	David Ly
Title:	Chief Executive Officer